

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 16, 2016

<u>Via E-Mail</u>
Saagar Govil
Chief Executive Officer
Cemtrex, Inc.
19 Engineers Lane,
Farmingdale, New York 11735

> **Re:** **Cemtrex, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 29, 2016**
> **File No. 333-213369**

Dear Mr. Govil:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Prior to requesting effectiveness of this registration statement, please resolve all comments issued in our August 31, 2016 letter regarding your Form 10-K for the fiscal-year-ended September 30, 2015 and related filings. Please also revise this filing, as necessary, in response to those comments.

Fee Table

2.   Please revise your fee table to include all subscription rights you intend to issue, as referenced on the prospectus cover page. Please also ensure that Exhibit 5.1, when filed, addresses all securities included in your fee table.

Prospectus Cover Page

3. Please limit your prospectus cover to one page. See Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

Implications of Our Being an "Emerging Growth Company," page 8

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Description of Capital Stock, page 34

Dividends, page 35

5. Please reconcile your disclosure here indicating that holders of the Series 1 Preferred will be "entitled" to cumulative semiannual dividend payments with your disclosure in the last paragraph on page 32 suggesting dividends are only paid if declared.

Use of Proceeds, page 48

6. Please revise to clarify the nature of your "acquisition growth plan" to which you intend to devote a portion of the proceeds of this offering. Please also revise to clarify the status of any negotiations related to that plan.

Material U.S. Federal Income Tax Consequences to U.S. Holders, page 53

7. We note the disclosure regarding what the tax consequences "should" be. If counsel cannot give a "will" opinion, it should describe the reasons for its inability to do so and the degree of uncertainty in the opinion and provide appropriate risk factor and/or other disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, see Section III.C.4 of Staff Legal Bulletin 19.

Plan of Distribution, page 58

Management Purchase, page 59

8. Your disclosure on page 59 indicates that Mr. Govil may acquire unsubscribed units through conversion of $3.3 million of notes payable. Your disclosure on pages 49 and 51 indicate that he may acquire units upon conversion of these notes through exercise of his basic subscription privilege. Please clarify how Aron Govil may participate in the units offering via the conversion of notes. Please also revise to disclose how his beneficial ownership will change if he elects to participate in the rights offering, the maximum number of units he may purchase upon exercise of his basic subscription privilege, and

how the conversion affects your disclosure on page 48 regarding intended uses of proceeds.

9. Your disclosure on page 49 indicates that Mr. Govil has not yet determined whether to participate in the rights offering; however, your disclosure on page 51 indicates that Mr. Govil has already agreed to participate. If Mr. Govil has already agreed to purchase units in this offering, please provide us your analysis of how his agreement to participate is consistent with Section 5 of the Securities Act.

Information Incorporated by Reference, page 60

10. Please revise this section to include the Definitive Proxy Statement on Schedule 14A filed February 8, 2016, and the Forms 8-K filed April 12, 2016, June 14, 2016, and August 17, 2016.

Undertakings, page II-5

11. Please include the undertakings required by Item 512(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Spencer G. Feldman, Esq.
         Olshan Frome Wolosky LLP